**SALEEN**

SALEEN S1     MARKET     PERKS     FAQ'S

INVEST ↗

# OWN THE ROAD
## IN A SPORTS CAR WITH
## SUPERCAR DNA

▶     **INVEST NOW**

Offering Circular (For US Investors)     Form C     View all filings

FUEL THE CREATION OF THE HIGH-OCTANE,
HIGH PERFORMANCE SALEEN S1 AND UNLOCK FREE SHARES AND
EXCLUSIVE PERKS.



# INVEST IN
## Saleen Automotive

Helmed by race car driver and vehicle manufacturer, Steve Saleen,
Saleen Automotive has crafted the Saleen Signature line of Ford Motor
Company vehicles over the last 40 years. Saleen is now expanding our
own vehicle line—The Saleen Original Series.



Saleen 302 (Mustang)

● ○ ○ ○

# CRAFTING
## High Performance Vehicles
## With Ford For Over 40 Years

■ Over 40,000 Saleen vehicles produced.[1]

■ America's first production supercar- the Saleen S7-
has outperformed Ferrari, Lamborghini, McLaren,
and Porsche on racetracks around the world,
winning its class in the 24 Hours of Lemans.

■ Steve Saleen oversaw the entire development,
certification, and manufacturing for the Ford GT
program from 2004 to 2006, producing over 4,000
units and resulting in approximately $600 million in
revenue.[2]

# INTRODUCING

## The Saleen S1

The Saleen S1 is the next chapter in the Saleen Original Series. Steve Saleen and team developed their own chassis for the S1 to create a true "Drivers Car."

**INVEST NOW**

Offering Circular (For US Investors)   Form C   View all filings

## Beauty Meets Science

Beneath the Saleen S1's stunning exterior lies the latest in state of the art technology.

- Turbo 2.2L - 450 HP
- Carbon Fiber Body
- Street Weight: 2700 lbs
- Race Track Proven
- Street legal with Supercar DNA
- Base MSRP $130k



 



## Deal Terms

| | |
|---|---|
| **$500**<br>Minimum Investment | **$10,000**      **$3,945,313**<br>Target Minimum      Raise Amount |
| **Common Stock** | **Reg CF - Accredited and Non-Accredited Investors Accepted** |

# The Saleen S1 Is Nearing The Finish Line

From concept to track-testing, our masterpiece is almost complete.



**01** Concept & Design ✓
**02** Development ✓
**03** Track Testing ✓
**04** Certification & Production

✓ Completed Phases

Final Phase

# Coming To A Location Near You

Post-certification, we plan to rapidly launch across the country.

### Powerhouse Network - 80+ Ford Dealerships

With a sprawling network already featuring our Signature Line, we have a built-in distribution network to introduce our Original Series.



### Saleen 3e Centers

We're reigniting our unique showrooms, where visitors can shop while immersing themselves in the exhilarating Saleen driving experience.



# THE MARKET



$617 Billion — 2023
$1 Trillion — 2030

## Accelerating Towards A Billion-Dollar Opportunity

The luxury performance car market, worth $617 billion in 2022, is surging towards $1 trillion by 2030. With our fusion of performance, design, and luxury, we're poised to seize this opportunity.

# THE SALEEN EDGE



Premium Luxury
Cadillac
Lexus
Infiniti
Acura
Genesis

American Muscle
Ford
Chevrolet
Jeep
Dodge

High Performance
Porsche
Ferrari
Lamborghini
Bentley
BMW
Audi
Mercedes

# World-Class Facilities

We design and build vehicles with meticulous attention to detail and quality. With over 40 years of experience, we are experts in small volume manufacturing. Ford Motor Company put us in charge of the Ford GT (40) program from 2004-2006.

## In-House Capabilities

Our in-house engineering spans chassis, body and powertrain, electrical systems, thermal systems, aerodynamics, and Computer-Aided Engineering (CAE).


Advanced Engineering


Vehicle Design


Powertrain Design


Wind Tunnel Testing


Crash Testing & Certification

## MEET STEVE SALEEN

### The Visionary Behind The Wheel

**50+**
Years Experience

**1973**
Steve enters and wins first race

**1984**
Debut of Saleen Mustang

**1985**
Introduces supercharging to production vehicles

**1987**
Won Manufacturer's Racing Championship

**1996**
Saleen featured in McDonalds' promotion

**2000**
Debut of Saleen S7

**2004**

## Perks

We're offering attractive incentives for investors, from discounts on your S1 purchase to exclusive access to our latest developments.

*Time-Based and Volume Based Bonuses Are Not Stackable

*Loyalty Bonuses Stack with Time-Based and Volume-Based

| Time-Based Bonuses | Bonus Shares % | Volume-Based Bonuses | Bonus Shares % |
|---|---|---|---|
| Weeks 1-4 | + 20% | $1,500+ | + 5% |
| Weeks 5-6 | + 15% | $5,000+ | + 10% |
| Weeks 7-8 | + 10% | $25,000+ | + 15% |
| Weeks 9-10 | + 5% | $50,000+ | + 20% |

**Loyalty Perks: Existing Investors +5% Bonus Shares**

# SEE YOU IN THE WINNER'S CIRCLE

## Be Part Of The Future Of Saleen

By investing in Saleen, you're becoming part of a storied legacy of innovation, passion, and American muscle. Together, we can redefine the high-performance sports car market and drive towards a promising future. Let's make automotive history.

**Minimum investment: $500**
**Share Price: $1.25**

**INVEST NOW**

Offering Circular (For US Investors)    Form C    View all filings



# FAQs

| Why invest in startups? | ⌄ |
|---|---|
| How much can I invest? | ⌄ |
| How do I calculate my net worth? | ⌄ |
| What are the tax implications of an equity crowdfunding investment? | ⌄ |
| Who can invest in a Regulation CF Offering? | ⌄ |
| How do I get a return on my investment? | ⌄ |
| What do I need to know about early-stage investing? Are these investments risky? | ⌄ |
| When will I get my investment back? | ⌄ |
| Can I sell my shares? | ⌄ |
| What happens if a company does not reach their funding target? | ⌄ |
| How can I learn more about a company's offering? | ⌄ |
| What if I change my mind about investing? | ⌄ |
| How do I keep up with how the company is doing? | ⌄ |
| What is Issuance Express? | ⌄ |
| What relationship does the company have with Issuance? | ⌄ |
| What's your share price? | ⌄ |
| What is the minimum investment amount? | ⌄ |
| What kind of shares are you issuing? | ⌄ |
| How much are you raising? | ⌄ |
| What is the current valuation of the company? | ⌄ |
| Why should I invest? | ⌄ |
| How will Saleen Automotive, Inc. make money? | ⌄ |
| How do you plan to use the proceeds from this funding round? | ⌄ |
| What perks do I get for investing? | ⌄ |
| When will I receive my shares? | ⌄ |



# About Saleen Automotive, Inc.

What is Saleen Automotive, Inc.'s core business?

Where are your headquarters?

How many employees do you have?

When will Saleen Automotive, Inc. expand into additional markets and revenue streams and which ones?

What is the exit plan for the company?

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## Disclosures & Risk Factors for Investors

All investors should review the risk disclosures below, also available in Form C filed with the Securities & Exchange Commission.

VIEW DISCLOSURES USE OF PROCEEDS

SALEEN

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Investors should weigh the risk of making investments, which includes the potential loss of your investment and the illiquid nature of non-public shares.

1. As per internal company records
2. Ford GT, Ford GT Sales. Based on 4038 cars sold, with an average selling price of $150k.